Press Release

Continental Matador invests at least €25 million in car tire production and expands its position in central and eastern Europe

Continental AG has acquired a majority interest in the Slovak company Continental Matador Rubber s.r.o. and is pressing ahead with the organisational integration of the tire, engineering and conveyor belt operations

Hanover/Puchov, November 8, 2007. Continental AG in Hanover has acquired a 51% interest in Continental Matador Rubber s.r.o. based in Puchov, Slovakia. The tire and conveyor belt business, together with the rubber processing equipment business unit, were separated beforehand from the parent company Matador a.s., which now holds a 49% interest in the joint company. "This shareholding enables us to expand our existing joint venture with the Matador Group in the field of truck tires. At the same time we are significantly strengthening our production and operations base in central and eastern Europe and making lasting investments here" explained Manfred Wennemer, Chairman of the Executive Board of Continental. The newly-founded company is to remain a legally independent unit with sole responsibility for it's business.

The CEO of the Matador Group Dr. Štefan Rosina said: "We have been looking for a strategic partnership for our Passenger and Light Truck tire business very seriously. Therefore I´m glad that all conditions of this strategic alliance were successfully carried out and I am sure that this joint venture with Continental will give a new future to our tire business. We will remain in this joint venture company as an important shareholder and this will enables us to strengthen our position in the Automotive sector - our new strategic business for the Matador brand".

The Matador brand management will remain solely responsible for the Matador brand. Extensive know-how in the field of tire development and production, plus the special aspects of the central and eastern European markets, put Continental Matador Rubber s.r.o in a very advantageous starting position.

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"Matador provides an excellent customer base, particularly in central and eastern Europe. With the high level of expertise and motivation among our new colleagues in Puchov, we will be able to defend our newly-acquired position as the clear No. 1 in this region over the long term", Wennemer added.

"Our strategy is to create a service center for our worldwide tire research and development as well as tire testing at Puchov to further increase our efficiency. Therefore the product development of selected product segments will be transfered to Puchov", Wennemer amended. The integration of Continental Matador Rubber`s tire research and development capacities into the global structures of Continental`s PLT tire division will also help to achieve the current growth targets. Continental's global production standards will be introduced at the Puchov site and production capacity gradually extended to over seven million car tires. This will involve an investment volume of more than €25 million by 2009. If the regional support and competetiveness of the plant is positive, substantially greater investment in the production site at Puchov to increase the tire production volume per year up to 16 million is conceivable. The Puchov plant will become part of the Continental worldwide production system and compared to all other plants in the world. Continental and Matador have already co-operated successfully since 1998 in a joint venture to produce truck tires in Puchov, with a 76% and 24% share respectively.

The participation will also mean that Matador's rubber processing equipment business unit, which produces machines for the tire industry and employs around 250 people at the Puchov site, is integrated into Continental's Mould and Machine Factory (FMF), constituting a second foothold. The design and production facilities already available in Slovakia constitute an ideal complement to FMF's strategy. Further synergies will be achieved in the fields of distribution and purchasing.

"The acquisition of Matador's conveyor belt section will also strengthen our business unit ContiTech Conveyor Belt Group in central and eastern Europe. This gives us wider access to the markets there", Wennemer went on to explain. Matador is very well placed in eastern Europe with the company's 160 employees in Slovakia who are producing conveyor belts. The Matador brand will continue to be manufactured at the Puchov site.

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The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of €14.9 billion. At present it has a worldwide workforce of around 89,000.

Alexander Lührs
Head of PR Car Tires
Continental AG
Büttnerstrasse 25
D-30165 Hanover
Phone: +49 511 938-2615
Fax +49 511 938-2455
E-Mail: alexander.luehrs@conti.de

Hannes Boekhof
Head of Press
Continental AG
Vahrenwalder Strasse 9
D-30165 Hanover
Phone: +49 511 938-1278
Fax. +49 511 938-1055
E-Mail: prkonzern@conti.de

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